June 26, 2006

Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Przemyslaw Aussenberg Appointed to Stream Board of Directors

VANCOUVER, British Columbia, June 26, 2006 – Stream Communications Network and Media Inc. (OTCBB: SCNWF & FSE: TPJ), a broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland, is pleased to announce the appointment of Mr. Przemyslaw Aussenberg to the Board of Directors.

Mr. Aussenberg brings over 15 years of experience in business management and has held a number of executive management positions, including Financial Director for ITI Group, a media conglomerate in Poland active in various sectors of entertainment, such as television, multiplex cinemas and movie production companies. Mr. Aussenberg was also Chief Financial Officer and a Board member with TVN, a leading commercial television company in Poland. He served as Chief Financial Officer of Elektrim S.A., an energy and telecom conglomerate listed on the Warsaw Stock Exchange which indirectly controlled 25% of PTC, the largest mobile telephone operator in Poland.

Since 2004, Mr. Aussenberg has been a Board member of Kouri Capital, responsible for business development and restructuring.

"Przemyslaw's extensive experience in business management and his experiences as a senior operating executive in the media industry are a welcome addition to Stream," said Jan Rynkiewicz, President and CEO of Stream Communications. "His skills and talents further strengthen the diversity of the Stream board."

About Stream Communications

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Investor Relations:

Mike Young

AGORACOM Investor Relations

tel: 604-669-2826 toll free: 1-800-704-9649

http://www.agoracom.com/IR/StreamCommunicaitons

e-mail: mike.young@streamcn.com

SCNW@Agoracom.com

Safe Harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.